

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 22, 2016

Mark G. Papa
Chief Executive Officer
Silver Run Acquisition Corporation
1000 Louisiana Street, Suite 1450
Houston, TX 77002

> **Re:** **Silver Run Acquisition Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule PREM 14A**
> **Filed September 16, 2016**
> **File No. 1-37697**

Dear Mr. Papa:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2016 letter.

General

1. We note your response to prior comment one and reissue the comment in part. Please explain how Riverstone determined that CRP had an enterprise value of $1,300,000,000 for CRP on June 6, 2016. In this regard, revise to disclose who selected the enterprise value and explain the basis for such value.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 79

2. We note that you have provided additional details regarding the amounts in your purchase price tabulation on page 86 in response to prior comment three, indicating how these correspond to various elements of your transaction. However, as the non-controlling interest fair value does not appear to represent purchase consideration as would be identified under FASB ASC 805-30-30-7, it appears that you should reposition

the summation of purchase consideration and select an alternate label for the total of purchase consideration and non-controlling interest.

Please also revise footnote (1) to this tabulation to clarify whether additional common membership units in CRP are to be issued in exchange for the $189 million payment, as suggested in your latest revision, or whether the two contributions jointly represent consideration for the 163.5 million common membership units that will secure the 89% interest in CRP (corresponding to the number of Class A shares you will have issued to complete the transaction); and specify the number of common membership units exchanged for the contributions, in part or total as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources